UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SOLITON, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834251 100

(CUSIP Number)

Remeditex Ventures LLC

Attention: Brett Ringle

3744 Aviemore Drive

Fort Worth, Texas 76109

(817) 271-0976

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons REMEDITEX VENTURES LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons MALACHITE TRUST
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons LYDA HILL
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by Remeditex Ventures LLC (“Remeditex”), Malachite Trust (“Malachite”), and Lyda Hill (collectively with Remeditex and Malachite, the “Reporting Persons”) on April 3, 2019, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on June 25, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 16, 2019 and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on July 2, 2020 (the “Schedule 13D”).

As set forth below, as a result of the consummation of the transactions contemplated by the Merger Agreement (as defined below), on December 16, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock, par value $0.001 per share (the “Common Stock”), of Soliton, Inc. (the “Company”). The filing of this Amendment No. 4 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph:

On May 8, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AbbVie Inc. (“AbbVie”) and Scout Merger Sub, Inc., a wholly owned subsidiary of AbbVie (“Merger Sub”). On December 16, 2021, pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

(1) At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than shares owned by the Company, AbbVie or Merger Sub (which were cancelled) and shares with respect to which appraisal rights were properly exercised and not withdrawn under Delaware law, was converted into the right to receive $22.60 in cash, without interest (the “Merger Consideration”). Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised warrant to purchase Common Stock, whether vested or unvested, was converted into the right to receive a cash payment, without interest and subject to deduction for any required withholding under applicable law, in an amount equal to the excess of (i) the number of shares of common stock subject to the warrant, multiplied by the Merger Consideration, over (ii) the number of shares of common stock subject to the warrant, multiplied by the per share exercise price of such warrant (the “Warrant Consideration”).

As a result of the conversion of the shares of Common Stock and warrants held by the Reporting Persons and the completion of the Merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) –(b) Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock owned by the Reporting Persons was converted into the right to receive the Merger Consideration and each warrant to purchase Common Stock owned by the Reporting Persons was converted into the right to receive the Warrant Consideration. Accordingly, the Reporting Persons no longer beneficially own any shares of Common Stock of the Company.

(c) Other than as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the 60 days prior to the filing of this Amendment.

(d) It is anticipated that the proceeds from the disposition of the shares of Common Stock reported herein will be further distributed to the members of Remeditex Ventures LLC on a timetable to be determined by the manager of Remeditex Ventures LLC.

(e) As of December 16, 2021, the Reporting Persons ceased to be the beneficial owners of any Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021	REMEDITEX VENTURES LLC

	By:	/s/ Brett Ringle
Name: Brett Ringle
Title: President

MALACHITE TRUST

	By:	/s/ Lyda Hill
Name: Lyda Hill
Title: Trustee

/s/ Lyda Hill
Lyda Hill